Exhibit 4.87

Nevada Geothermal Power Inc.

Suite 900 409 Granville St. Vancouver, B.C Canada VC6 1T2	Tel: 604-688-1553 Fax: 604-688-5926 Toll: 866-688-0808 Web: www.nevadageothermal.com

EMPLOYMENT AGREEMENT - WALENCIAK

THIS EMPLOYMENT AGREEMENT (“Agreement”) is made and entered into effective as of April 16, 2007 (the “Effective Date”), by and between Nevada Geothermal Power Company, a StateplaceNevada corporation (the “Company”) and MAX WALENCIAK (“Employee”), with reference to the following:

BACKGROUND

A.

The Company is in the geothermal energy business (the “Business”).

B.

Employee has extensive geothermal energy experience.

C.

The Company now desires to retain the full-time services of Employee as Manager –Geothermal Project Development for the Company and Employee is willing to be employed by the Company in that capacity on the terms and conditions set forth in this Agreement.

D.

The position will be based in Reno, Nevada.

Now THEREFORE, in consideration of the promises herein made and on the terms and subject to the conditions herein contained, the Company and Employee hereby agree as follows:

1.

EMPLOYMENT. The Company hereby employs Employee on the terms set forth herein and Employee hereby accepts such employment, for a term beginning on the Effective Date and ending on April 16, 2010 (the “Initial Term”), unless sooner terminated pursuant to Section 5 below. This Agreement will automatically renew for additional annual terms (“Renewal Terms”) upon the expiration of the Initial Term, unless either party delivers a notice to the other party, three months prior to the end of the Initial Term or Renewal Terms, stating the party's election not to renew this Agreement.

2.

DUTIES. During the period of his employment with the Company hereunder, Employee will be employed as Manager – Geothermal Project Development of the Company and Employee will:

(a)  devote his full business time and attention, and give his best effort and skill solely to the Company's business affairs and interests;

(b)  perform such services and assume such duties and responsibilities appropriate to the positions of Manager – Geothermal Project Development and those which may from time to time be reasonably assigned to him by the President of the Company, to whom Employee will directly report; and

(c)  in all respects use his best efforts to further, enhance and develop the Company's business affairs, interests and welfare.

(d)  complete all duties and responsibilities listed in attached Schedule A.

3.

COMPENSATION. In consideration of Employee's services to the Company during the term of this Agreement, Employee will receive the following compensation:

(a)  The Company shall pay Employee a base salary of US$180,000 per annum. Employee's base salary will be paid in equal installments (pro rated for portions of a pay period) on the Company's regular pay days and the Company will withhold from such compensation all applicable federal and state income, social security, disability and other taxes as required by applicable laws. On April 16 of each year, Employee's base salary shall be adjusted by the company at its sole discretion after the Company assesses the performance of Employee.

(b)  The Employee will participate in the Company's incentive stock option plan. On the Effective Date, the Company will grant to the Employee the option to purchase for a period of 5 years, subject to Sections 5.6(c) and 5.6(d), up to 250,000 NCP shares of the Company at C$0.65 per share (subject to regulatory approval).

4.

BENEFITS AND REIMBURSEMENTS.

4.1 Employee will, during the term hereof, have the right to receive such benefits as are generally made available to a full-time manager of the company. In addition, or inclusive of such benefits, the Company will provide Employee with the following:

(a) either (i) the Company's standard medical and dental plan insurance covering Employee and his immediate family, or (ii) upon Company's election, the Company will pay 60%, to a maximum of $1000 per month, as an allowance for private medical and dental insurance coverage for Employee and his immediate family;

(b) in addition to normal holidays recognized by the Company, Employee will be entitled to accrue paid vacation, subject to the consent of the Company as to the timing of such vacation time. The Employee shall accrue four (4) weeks of vacation per year. Such vacation time shall not vest until Employee has completed one (1) year of employment unless otherwise required by state law. At no time may Employee accrue more than eight (8) weeks of paid vacation. If Employee accrues eight (8) weeks, further accruals will be suspended until such time as balance falls below eight (8) weeks;

EMPLOYMENT AGREEMENT – WALENCIAK

(c)

For a period of up to one (1) year, the Employee will commute to work locations from his current home. During this initial period the Company will rent an apartment or hotel room for the Employee.

(d)

Company will cover up to US$50,000 of the Employee's actual moving expenses and real estate fees for selling of his current home. If the Employee resigns his employment within one year from the payment of such moving expenses, he shall reimburse the Company the full amount of any moving expenses and real estate fees paid.

(e)

Sick Leave – there are 10 Sick Days per year which may not be banked, paid out or carry forward to future year(s).

(f)

Short Term Disability – the Company will provide short term disability in lieu of the banking of Sick Leave when Employee becomes eligible to apply for the Benefits Program.

4.2

(a)

The Company will reimburse Employee for travel and other out-of-pocket expenses reasonably incurred by Employee in the performance of his duties hereunder, including without limitation, telephone and cellular phone expenses, and costs incurred to entertain clients, employees or business associates, provided that all such expenses will be reimbursed only (i) upon the presentation by Employee to the Company of such documentation as may be reasonably necessary to substantiate that all such expenses were incurred in the performance of his duties, and (ii) if such expenses are consistent with all policies of the Company in effect from time to time as to the kind and amount of such expenses:

(b)

Company will provide Employee with a vehicle.

5.  TERMINATION OF EMPLOYMENT.

5.1 Employee shall provide three (3) months written notice if intending to terminate.

5.2 Death of Employee.

This Agreement will terminate upon the death of Employee. 5.3

5.3 Permanent Disability of Employee.

This Agreement will terminate if Employee becomes permanently disabled. Employee will be deemed permanently disabled for the purpose of this Agreement if Employee becomes physically or mentally incapable of performing his duties hereunder for a continuous period of ninety (90) days, in which event Employee will be deemed permanently disabled for the purposes of this Agreement, upon the expiration of such ninety (90) day period.

5.4 Employee's Discharge for Cause.

The Company will have the right to terminate Employee's employment hereunder for “Cause” at any time.. For such purposes, “Cause” means the occurrence of one or more of the following: (i) the commission by Employee of any fraudulent act, or any act of fraud, embezzlement, theft, bad faith, gross negligence, recklessness or willful misconduct; drug and/or substance abuse (ii) incompetence or repeated failure or refusal to properly perform the duties required by this Agreement and as may be reasonably assigned to Employee by the President from time to time; (iii) conviction of a felony; (iv) any material misrepresentation by Employee to the Company regarding the operation of the business; or (v) breach of any covenant of this Agreement.

5.5 The Company's Right to Terminate At Will.

Subject to the payment to Employee of the severance payments as provided in Section 5.6(b) below, and subject to maintaining the period in which the Employee may exercise his stock option as provided in Section 5.6(c) below, the Company will have the right, exercisable at any time, to terminate Employee's employment with the Company without “Cause” (as defined in Section 5.4 above), immediately upon written notice to Employee.

5.6 Compensation Upon Termination.

(a)

Upon termination of Employee's employment pursuant to this Section 5, Employee will be entitled to only:

(i)

the compensation provided for in Section 3(a) hereof for the period of time ending with the date of termination;

(ii)

“COBRA” benefits to the extent required by applicable law; and

(iii)

reimbursement for such expenses as Employee may have properly incurred on behalf of the Company as provided in Section 4.2(a) above prior to the date of termination. For greater certainty, these payments and compliance with the obligations in Section 5.6 will fully discharge all responsibilities of the Company to Employee under this Agreement or relating to or arising out of the termination of Employee's employment.

(b)

If the Company terminates Employee's employment pursuant to Section 5.5 (at will) above only, in addition to the amounts payable in Section 5.6 (a) above, Employee shall be entitled to severance payments determined as follows:

i)

The total amount of severance paid shall be six (6) months salary compensation, based on the then current annual salary (not less than US$180,000);

EMPLOYMENT AGREEMENT – WALENCIAK

ii)

Severance payment(s) shall be either a lump sum or six (6) equal payments, at Employee's discretion, with the first payment due on the Employee's first day after Company's involuntary termination of Employee's employment;

iii), In the event that Employee chooses the monthly payment option, severance payments shall be made in six (6) equal monthly payments and payable on the monthly anniversary of the termination date;

iv)

Severance payment(s) shall be subject to normal payroll tax withholdings and other withholdings as required by law. The payments set forth in this Section 5.6 will fully discharge all responsibilities of the Company to Employee under this Agreement or relating to or arising out of the termination of Employee's employment and shall be conditional upon Employee's execution of a Release Agreement with the Company.

(c)  If the Company terminates Employee pursuant to Section 5.5 (at will), all stock option agreement(s) shall remain in effect for ninety (90) days.

(d)  In the event of termination pursuant to Sections 5.2 or 5.3, all granted stock option agreement(s) shall remain in effect for six (6) months.

(e) In the event of termination pursuant to Section 5.4 (for cause), all granted stock option agreement(s) shall remain in effect for such time as the Company, in its sole discretion, shall deem appropriate between zero (0) and ninety (90) days.

(f)  In the event of a Change of Control of the Company (as defined below), in addition to any other amounts or benefits to which Employee is entitled under this Agreement, if Employee's employment is terminated pursuant to Section 5.5 (at will) or Employee elects to resign within six (6) months of the change of control, Employee will receive an additional amount equal to twelve (12) months salary compensation, based on the then current annual salary (not less than US$180,000) less deductions required by law payable in a lump sum or payable over twelve (12) equal monthly payments at the discretion of Employee. It is understood that in such an event Employee will not be entitled to the payments described in Section 5.6(b). All granted stock option agreement(s) shall remain in effect for ninety (90) days so long as Company is a Tier 2 on the TSX-V or six (6) months if Company is as Tier 1 on the TSX-V.

(g) For the purposes of this Section 5.6, a “Change of Control” shall be deemed to have occurred when:

(i)  a majority of the directors are not individuals nominated by the Company's then incumbent Board of Directors; or

(ii)  any person or group of persons acquires the ability, directly or indirectly, to direct the management and policies of the Company through:

(A)

the legal or beneficial ownership of voting securities;

(B)

the right to appoint managers, directors or corporate management;

(C)

contract;

(D)

operating agreement;

(E)

voting trust or otherwise.

6.  UNFAIR COMPETITION BY EMPLOYEE.

6.1 Employee agrees that all trade secrets, confidential or proprietary information with respect to the activities and businesses of the Company, including, without limitation, personnel information, secret processes, know-how, customer lists, data bases, ideas, techniques, processes, inventions (whether patentable or not), and other technical plans, business plans, marketing plans, product plans, forecasts, contacts, strategies and information (collectively “Proprietary Information”) which were learned by Employee in the course of his employment by the Company, and any other Proprietary Information received, developed or learned by Employee hereafter in the course of his future employment by or in association with the Company, are confidential and will be kept and held in confidence and trust as a fiduciary by Employee. Employee will not use or disclose Proprietary Information of the Company except as necessary in the normal course of the business of the Company for its sole and exclusive benefit, unless Employee is compelled so to disclose under process of law, in which case Employee will first notify the Company promptly after receipt of a demand to so disclose, and will afford the Company the opportunity to contest, prevent or limit such disclosure.

6.2 Employee and the Company acknowledge that: (i) each covenant and restriction contained in Section 6.1 and Article 7 of this Agreement is necessary, fundamental, and required for the protection of the Company's business; (ii) such relate to matters which are of a special, unique, and extraordinary character that gives each of them a special, unique, and extraordinary value; and (iii) a breach of any such covenant or restriction will result in irreparable harm and damage to the Company which cannot be compensated adequately by a monetary award. Accordingly, it is expressly agreed that, in addition to all other remedies available at law or in equity, and notwithstanding anything to the contrary in Section 9 below, the Company will be entitled to the immediate remedy of a temporary restraining order, preliminary injunction, or such other form of injunctive or equitable relief as may be used by any court of competent jurisdiction to restrain or enjoin any of the parties to this Agreement from breaching any such covenant or restriction, or otherwise specifically to enforce the provisions contained in Section 6.1 and Article 7 of this Agreement.

EMPLOYMENT AGREEMENT – WALENCIAK

7.

PROPRIETARY MATTERS.

Employee expressly understands and agrees that any and all improvements, inventions, discoveries, processes, or know-how related to the business of the Company that are generated or conceived by Employee during the term of this Agreement, whether so generated or conceived during Employee's regular working hours or otherwise, will be the sole and exclusive property of the Company, and Employee will, whenever requested to do so by the Company (either during the term of this Agreement or thereafter), execute and assign any and all applications, assignments and/or other instruments and do all things which the Company may deem necessary or appropriate in order to apply for, obtain, maintain, enforce and defend patents, copyrights, trade names or trademarks of the United States or of foreign countries for said improvements, inventions, discoveries, processes, or know-how, or in order to assign and convey or otherwise make available to the Company the sole and exclusive right, title, and interest in and to said improvements, inventions, discoveries, processes, know-how, applications, patents, copyrights, trade names or trademarks.

8.

KEY-MAN INSURANCE.

Employee agrees to make himself available and to undergo, at the Company's request and expense, any physical examination or other procedure necessary to allow the Company to obtain a key-man insurance policy on Employee. If the Company obtains such policy, it will maintain the policy at its expense and all proceeds will be the sole property of the Company.

9.

MISCELLANEOUS.

9.1 Governing Law; Interpretation. This Agreement will be governed by the substantive laws of the State of placeplaceNevada applicable to contracts entered into and fully performed in such jurisdiction. The headings and captions of the Articles and Sections of this Agreement are for convenience only and in no way define, limit or extend the scope or intent of this Agreement or any provision hereof. This Agreement will be construed as a whole, according to its fair meaning, and not in favor of or against any party, regardless of which party may have initially drafted certain provisions set forth herein.

9.2 Assignment. This Agreement is personal to Employee and he may not assign any of his rights or delegate any of his obligations hereunder without first obtaining the prior written consent of the Chief Executive Officer or President of the Company.

9.3 Notices. Any notice, request, claim or other communication required or permitted hereunder will be in writing and will be deemed to have been duly given if delivered by hand or if sent by certified mail, postage and certification prepaid, to Employee at his residence (as noted in the Company's records), or to the Company at its address as set forth below its signature on the signature page of this Agreement, or to such other address or addresses as either party may have furnished to the other in writing in accordance herewith.

9.4 Severability. In the event any provision of this Agreement or the application of any such provision to either of the parties is held by a court of competent jurisdiction to be contrary to law, such provision will be deemed amended to the extent necessary to comply with such law, and the remaining provisions of this Agreement will remain in full force and effect.

9.5 Entire Agreement; Amendments. This Agreement (together with the Stock Option Agreement and any other exhibits and attachments hereto) constitutes the final and complete expression of all of the terms of the understanding and agreement between the parties to this Agreement with respect to the subject matter hereof, and this Agreement replaces and supersedes any and all prior or contemporaneous negotiations, communications, understandings, obligations, commitments, agreements or contracts, whether written or oral, between the parties respecting the subject matter hereof. Except as provided in Section 10.4 above, this Agreement may not be modified, amended, altered or supplemented except by means of the execution and delivery of a written instrument mutually executed by both parties.

9.6 Attorneys' Fees. In the event it becomes necessary for any party to initiate legal action or any other proceeding to enforce, defend or construe such party's rights or obligations under this Agreement, the prevailing party will be entitled to its reasonable costs and expenses, including attorneys' fees, incurred in connection with such action or proceeding.

10. Employee Acknowledgment. Employee acknowledges that he has been given the opportunity to consult with legal counsel concerning the rights and obligations arising under this Agreement (including for purposes of this Section 10, the Stock Option Agreement), that he has read and understands each and every provision of this Agreement, and that he is fully aware of the legal effect and implications of this Agreement.

EMPLOYMENT AGREEMENT – WALENCIAK

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the day and year first above written.

NEVADA GEOTHERMAL POWER COMPANY.

Per:	/s/ Brian Fairbank
Authorized Signatory

SIGNED by MAX WALENCIAK in the Presence of Lane R. Garrison	/s/ Max Walenciak
Name 450 McClure Circle
MAX WALENCIAK
Address Sparks, NV 89431
EXAM ADMINISTRATOR
Occupation /S/ Lane R. Garrison

SCHEDULE A

Job Title: Manager – Project Development	Reports to: President

SUMMARY

You will be the senior Company representative and authority in placeplaceNevada. Your primary role will be the successful development of the Faulkner 1 geothermal power plant at placeplaceplaceplaceBlue placeplaceMountain. You will also assist in strategic planning relating to build out placeplaceplaceplaceBlue placeplaceMountain, other current projects and in assessing project acquisitions. You will manage the administration and staffing in the placeplaceplaceReno office. You will manage our relationships with outside consultants involved with plant engineering, costing and construction.

PRIMARY RESPONSIBILITIES

1.

Develop all schedules and associated budgets to advance the Company's geothermal development projects.

2.

Review plans and budgets as part of the annual planning and budgeting cycle and present recommendations to the President.

3.

Develop and provide appropriate policy recommendations for placeplaceNevada operations.

4.

Provide a monthly progress report to the President.

5.

Oversee Company development and operations to ensure production efficiency, quality, service and cost-effective management of resources, personnel and Company assets.

6.

Develop Company operational procedures, policies and standards for development projects.

7.

Review progress against approved schedules and budget to determine status in attaining objectives and revise objectives and plans in accordance with current conditions.

8.

Effectively manage the human resources of the Development staff, contractors and consultants according to authorized personnel policies and procedures that fully conform to current laws and regulations.

9.

Represent the Company at public meetings and functions.

10.

Promote the Company to local, regional, national and international constituencies.

11.

Annual review of employee performance under your direct supervision.

ADDITIONAL RESPONSIBILITIES

Must use a formal daily time tracking system for tracking the various projects as well as for sick days, vacation days etc.

KNOWLEDGE AND SKILL REQUIREMENTS

1.

Knowledge of contracting, negotiating and change management. Skill in examining and re-engineering operations and procedures. Experience in developing and implementing new strategies and procedures. Ability to develop project budgets and manage resources. Ability to analyze and interpret technical data. Knowledge of communication and personnel management techniques. Ability to develop and deliver presentations.

2.

Work requires professional written and verbal communication and interpersonal skills. Ability to communicate and interact with government officials and to work effectively with state and community organizations and agencies. Ability to motivate personnel and simultaneously manage several projects.

3.

Work requires willingness to work a flexible schedule and travel.